

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50502

RECEIVED FEB 2 8 2002 366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BW Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue
(No. and Street)

New York	New York	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth J. Ward 212-218-1802
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

787 Seventh Avenue	New York	NY	10019
(address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth J. Ward, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BW Securities Corp., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Treasurer

Title

2/25/02

Notary Public

ALAN SCHNUER 01SC4991026
NOTARY PUBLIC STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES JAN 21 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Operations.
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- X (q) Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

BW Securities Corp.
(a wholly-owned subsidiary of BW Capital Markets, Inc.)

Year ended December 31, 2001

(Pursuant to Rule 17a-5(e)(3))

BW Securities Corp.

(a wholly-owned subsidiary of BW Capital Markets, Inc.)

Financial Statements
And Supplemental Information

Year ended December 31, 2001

Contents



■ Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

Stockholder and Board of Directors
BW Securities Corp.

We have audited the accompanying statement of financial condition of BW Securities Corp. (the "Company"), a wholly-owned subsidiary of BW Capital Markets, Inc., as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BW Securities Corp. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 5, 2002

BW Securities Corp.
(a wholly-owned subsidiary of BW Capital Markets, Inc.)

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 161,124
Taxes and other receivables from Parent	61,642
Investment in NASDAQ	3,300
Total assets	$ 226,066
Stockholder's equity	
Common stock, $1 par value; 500 shares authorized, issued and outstanding	$ 500
Additional paid-in capital	14,500
Retained earnings	211,066
Total stockholder's equity	$226,066

See notes to financial statements.

BW Securities Corp.

(a wholly-owned subsidiary of BW Capital Markets, Inc.)

Statement of Operations

Year ended December 31, 2001

Revenues	
Fee income	$ 50,000
Interest income	3,661
Total revenue	53,661
Expenses	
Regulatory fees	1,651
Other operating expenses	20
Total expenses	1,671
Income before income taxes	51,990
Provision for income taxes	
Federal	14,486
State and local	9,384
Total provision for income taxes	23,870
Net income	$ 28,120

See notes to financial statements.

BW Securities Corp.

(a wholly-owned subsidiary of BW Capital Markets, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2000	$ 500	$ 14,500	$ 182,946	$ 197,946
Net income	-	-	28,120	28,120
Balance at December 31, 2001	$ 500	$ 14,500	$ 211,066	$ 226,066

See notes to financial statements.

BW Securities Corp.

(a wholly-owned subsidiary of BW Capital Markets, Inc.)

Statement of Cash Flows

Year ended December 31, 2001

Operating activities	
Net income	$ 28,120
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in taxes and other receivables from Parent	33,621
Net cash provided by operating activities	61,741
Cash and cash equivalents at beginning of the year	99,383
Cash and cash equivalents at end of the year	$ 161,124

See notes to financial statements.

BW Securities Corp.
(a wholly-owned subsidiary of BW Capital Markets, Inc.)

Notes to Financial Statements

December 31, 2001

A. Business and Organization

BW Securities Corp. (the "Company") is a wholly-owned subsidiary of BW Capital Markets, Inc. (the "Parent"), which is a wholly-owned subsidiary of Baden-Württembergische Bank AG. The Company offers private placement and merger and acquisition advice. The Company does not engage in securities transactions and does not carry customers' accounts.

The Company was incorporated in Delaware on April 9, 1997, and received its capital from the Parent in September 1997. The Company received approval to operate as a registered broker-dealer under the Securities Exchange Act of 1934 on February 18, 1998, and is a member of the National Association of Securities Dealers, Inc.

B. Significant Accounting Policies

The following is a description of the significant accounting policies followed by the Company, which conform to generally accepted accounting principles and industry practices in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fee Income

The Company receives fees based upon contractual terms outlined in service agreements with clients. These terms provide for a performance fee based upon the end result of a transaction, and may include a monthly retainer fee for services performed.

B. Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes using the liability method in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The differences between book and taxable income are due to permanent and temporary differences. Permanent differences are differences between book and taxable income that do not reverse, whereas temporary differences are differences between book and taxable income that will eventually reverse.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits with a third-party financial institution.

Fair Values of Financial Instruments

FASB Statement No. 107, *Disclosures about Fair Value of Financial Instruments* ("FAS 107"), requires disclosure, where practicable, of fair value information about financial instruments whether or not recognized in the statement of financial condition. FAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. The fair values of significant financial instruments, as defined in FAS 107, approximate their book values as stated in the statement of financial condition due to their short-term nature.

C. Related Party Transactions

The company has an expense agreement with the Parent, under which the Parent will pay for operational expenses, such as rent, administrative salaries, telephone, utilities, office supplies, and equipment. The Company is not required to reimburse the Parent for these expenses, but may reimburse employee related expenses when funds are available. The Company is responsible for all regulatory fees associated with being a registered broker-dealer.

D. Income Taxes

The Company is included in the consolidated Federal and combined state and local income tax returns filed by its Parent. The Company provides for its income taxes as if it were filing separate returns. On this basis, losses can be carried back for Federal tax purposes, but not for state and local purposes. The difference between the tax benefit shown on the statement of operations and the tax computed using the federal statutory rate of 35% is due to state and local taxes, net of Federal benefit. There are no differences between book and taxable income.

E. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $161,124, which was $156,124 in excess of its required net capital of $5,000. The Company has no liabilities. The SEC also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

Supplemental Information

BW Securities Corp.
(a wholly-owned subsidiary of BW Capital Markets, Inc.)

Computation of Net Capital Pursuant to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1

December 31, 2001

Computation of net capital	
Total stockholder's equity from Statement of Financial Condition	**$ 226,066**
Deductions and/or charges—non-allowable assets:	
Taxes and other receivables from Parent	**61,642**
NASDAQ stock	**3,300**
Total non-allowable assets	**64,942**
Net capital before haircuts	**161,124**
Haircuts on short-term investments	**-**
Net capital	**$ 161,124**
Computation of aggregate indebtedness	
Total liabilities from Statement of Financial Condition	**$ -**
Total aggregate indebtedness	**$ -**
Computation of net capital requirement	
Minimum net capital required	**$ 5,000**
Excess net capital	**$ 156,124**
Ratio of aggregate indebtedness to net capital	**N.A.**

There are no differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited Form X-17A-5 Part IIA filing as of December 31, 2001.

BW Securities Corp.
(a wholly-owned subsidiary of BW Capital Markets, Inc.)

Statement Regarding SEC Rule 15c3-3

December 31, 2001

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to paragraph (k)(2)(i) of that rule.

Supplementary Report

Ernst & Young

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Independent Auditors Supplementary Report on Internal Control Required by Rule 17a-5

Stockholder and Board of Directors
BW Securities Corp.

In planning and performing our audit of the financial statements of BW Securities Corp. (the "Company") for the year December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 5, 2002